Exhibit 99.1

PRESS RELEASE

Crescent Point Announces Second Quarter 2017 Conference Call

July 20, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its second quarter 2017 financial and operating results via press release prior to the opening of markets on Thursday, July 27, 2017. Crescent Point management will host a conference call at 10:00 a.m. MST (12:00 p.m. EST) on Thursday, July 27, 2017, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the passcode 57116209. Alternatively, to listen to this event online, please enter http://edge.media-server.com/m/p/fqgj32jf in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 404-537-3406 or 855-859-2056 and entering the passcode 57116209. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Crescent Point is one of Canada's largest light and medium oil producers, based in Calgary, Alberta. The Company is focused on growing its significant resource base in the Williston Basin, southwest Saskatchewan and the Uinta Basin in Utah. Crescent Point strives to maximize shareholder returns through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,

President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1